Exhibit 99.1

Global-e Announces Exercise in Full of the Underwriters’ Option to

Purchase Additional Shares

PETAH-TIKVA, Israel, May 26, 2021— Global-e Online Ltd. (“Global-e”), the world’s leading platform to enable and accelerate global, direct-to-consumer cross-border e-commerce, today announced the underwriters of the previously announced and closed initial public offering of ordinary shares have fully exercised their option to purchase an additional 2,250,000 ordinary shares at the initial public offering price of $25 per share, less underwriting discounts and commissions. After giving effect to the full exercise of the underwriters’ option to purchase additional shares, Global-e has issued a total of 17,250,000 ordinary shares in the initial public offering for gross proceeds of $431,250,000, before deducting underwriting discounts and commissions.

Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and Jefferies LLC served as lead book-running managers for the offering. Piper Sandler & Co., JMP Securities LLC, KeyBanc Capital Markets Inc. and Raymond James & Associates, Inc. served as co-managers for the offering.

The offering was made only by means of a prospectus. A copy of the final prospectus relating to the offering may be obtained from:

•	Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282, Attn: Prospectus Department, via telephone: 1-866-471-2526 or via email at prospectus-ny@gs.com

•	Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, New York 10014, Attn: Prospectus Department

•	Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, NY 10022; by phone at (877) 821-7388; or by e-mail at Prospectus_Department@Jefferies.com

A registration statement relating to these securities was declared effective by the Securities and Exchange Commission on May 11, 2021. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Global-e

Global-e is the world’s leading platform to enable and accelerate global, direct-to-consumer cross-border e-commerce. The chosen partner of more than 440 global brands and retailers across the United States, Europe and Asia, Global-e makes selling internationally as simple as selling domestically. Founded in 2013 by Amir Schlachet, Shahar Tamari and Nir Debbi, the company enables e-commerce retailers to increase the conversion of international traffic into sales by offering online shoppers in over 200 destinations worldwide a seamless, localized shopping experience. Global-e’s end-to-end e-commerce solutions combine best-in-class localization capabilities, big-data best-practice business intelligence models, streamlined international logistics and vast cross-border experience, enabling international shoppers to buy seamlessly online and retailers to sell from, and to, anywhere in the world.

Press Contact:

Headline Media

Garrett Krivicich

Globale@headline.media

+1 786-233-7684

Investor Contact:

Erica Mannion or Mike Funari

Sapphire Investor Relations, LLC

IR@global-e.com

+1 617-542-6180